PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 21, 2015

Ms. Marianne Dobelbower

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-
Effective Amendment No. 515 to the Trust’s Registration Statement

Dear Ms. Dobelbower:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to PowerShares RiverFront Price Matters Asia Portfolio, PowerShares RiverFront Price Matters Emerging Market Portfolio, PowerShares RiverFront Price Matters Europe Portfolio, PowerShares RiverFront Price Matters Global High Dividend Portfolio, PowerShares RiverFront Price Matters US Dividend Growth Portfolio and PowerShares RiverFront Price Matters US Flex-Cap Portfolio (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
515	October 16, 2015	0001193125-15-345657

The Trust is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with the Amendment.

If you have any questions, please contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary